RIDER 30

PROXY RESULTS (Unaudited)
During the six months ended June 30, 2008, Cohen & Steers
Select Utility Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 1, 2008.
The description of each proposal and number of shares voted are as follows:
Proposal 1 - Election of Directors
The shareholders voted to elect three Directors to serve until the Annual
 Meeting of Stockholders in 2011. Of these three Director positions, one Director position was voted for by preferred stock shareholders voting as a single class for the preferred stock. The remaining two Director positions were filled by the two Director nominees for the common stock who received the most votes of the holders of the Fund's Common Shares, voting together with the holders of the Fund's Auction Market Preferred Shares. The Board of Directors nominated Bonnie Cohen and Richard E. Kroon as Director nominees for the common stock. The Board of Directors also nominated Willard H. Smith Jr. as a Director nominee for the preferred stock. A shareholder of record nominated Arthur D. Lipson and William J. Roberts as Director nominees for the common stock.
As shown below, Bonnie Cohen and Richard E. Kroon, having received the most votes of the owners of the common shares and the preferred shares, voting as a single class, were elected as Directors to serve for a term expiring on the date on which the annual meeting of shareholders is held in 2011.

Nominee                   Affirmative   Withheld
------------------------------------------------
  Bonnie Cohen*           12,520,714    321,156
  Richard E. Kroon*       12,541,319    300,551
  Arthur D. Lipson*        9,376,890    173,189
  William J. Roberts*      9,373,128    176,951
  Willard H. Smith**               0          0

* Designated as Directors to be elected by holders of common and preferred shares, voting together as a single class.
** Designated as a Director to be elected by holders of preferred shares voting separately.
The election of the Director designated to be elected by the holders of the Fund's preferred shares was adjourned, due to a lack of a quorum. In light of the limited prospects of obtaining quorum, and the costs associated with the continued solicitation of proxies from holders of preferred shares, it was determined that the annual meeting would be adjourned indefinitely as to the proposal.
Accordingly, and pursuant to Maryland law, Willard H. Smith Jr.
will continue to serve as a Director until the next annual meeting of shareholders and until his successor is elected and qualifies. Proposal 2 - Self-tender Offer
A shareholder of record submitted the following proposal at the meeting:

If the Fund's shares trade at an average discount of more than 7.5% during any calendar quarter the Fund shall commence a self-tender offer ithin twenty days of the end of such quarter for 15% of its shares at 98% of net asset value.

The fund's shareholders did not approve Proposal 2, as shown below:

For	Against	Abstain
7,317,661	13,030,298	2,043,985